TIFFANY & CO.
15 Sylvan Way
Parsippany, NJ 07054-3893
TELEPHONE  973-254-7755
FACSIMILE  973-254-7583

Henry Iglesias
Vice President - Controller

May 4, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Andrew D. Mew

Re:	SEC Comment Letter – Dated April 23, 2012

TIFFANY & CO. (the “Company”)
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 28, 2012

Ladies and Gentlemen:

We have reviewed your above-referenced Comment Letter dated April 23, 2012.  The Company’s detailed responses to the Commission’s comments and inquiries are set forth below.

Further to the below responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
May 4, 2012

Notes to Consolidated Financial Statements, page K-47
B. Summary of Significant Accounting Policies, page K-47
Revenue Recognition, page K-51

1.
We note your policy to remit unclaimed merchandise credits and gift cards to the applicable jurisdiction in accordance with unclaimed property laws. In that regard, explain to us and disclose your breakage policy, if any, related to unclaimed merchandise credits and gift cards in jurisdictions where there are no such laws. Please specifically explain to us what jurisdiction(s) will be the beneficiary of escheat laws and what gives that jurisdiction the right to unclaimed property; must the gift card be sold in that jurisdiction?

Gift cards and merchandise credits issued by the Company do not have expiration dates; thus the Company honors all gift cards and merchandise credits presented regardless of the length of time from issuance to redemption. In the United States, each state, as well as the District of Columbia, has its own escheat or abandoned property statute. The Company complies with those statutes. State statutes generally require that the entire value of unclaimed merchandise credits and gift cards be escheated or turned over to the state of the last known address of the purchaser, if such address is available.  If the address is not available, the Company will turn over the underlying funds to New York, the state where Tiffany and Company, the Company’s principal subsidiary, is incorporated. Tiffany and Company is the sole issuer of gift cards and merchandise credits in the United States. As a result, the Company does not recognize breakage associated with unclaimed gift cards or merchandise credits sold or issued in the United States. Outside of the United States, the volume of gift cards and merchandise credits issued is not significant in any single country or in the aggregate. Therefore any breakage recorded in revenue on unredeemed gift cards or merchandise credits outside of the United States is not significant to the Company’s results of operations. As a result the Company has not disclosed its breakage policy with respect to operations outside the United States.

K. Commitments and Contingencies, page K-66
Diamond Sourcing Activities, pages K-67 - K-68

2.
We note your disclosure of the $50 million financing to Koidu, a diamond supplier in Sierra Leone, for its capital expenditures necessary to increase the output of the mine. We also note your disclosure that Koidu is a variable interest entity, and that you are not the primary beneficiary due to your lack of power to direct any of the activities that most significantly impact Koidu’s economic performance. In that regard, please tell us and disclose in more detail the nature of your variable interests including the significant terms of the agreement, the rights and obligations of each party to the agreement, the percentage of output from the mine you plan to acquire and how you reasonably determined you lack the power to direct the activities of Koidu that most significantly impact its performance.

United States Securities and Exchange Commission
May 4, 2012

In March 2011, the Company, through Laurelton Diamonds, Inc. (“Laurelton”), its affiliate, entered into (i) a $50 million amortizing term loan facility agreement (“Loan Agreement”) and (ii) a diamond purchase agreement (“Purchase Agreement”) with Koidu Holdings S.A. (“Koidu”).

Under the Loan Agreement, Laurelton loaned $50 million to Koidu, and BSG Resources Limited (“BSG”), the ultimate parent company of Koidu, has provided Laurelton with a limited guarantee of the loan. That guarantee has since expired. Koidu operates a kimberlite diamond mine in Sierra Leone (the “Mine”) from which Laurelton now acquires diamonds at fair market value. Koidu is required under the terms of the Loan Agreement to apply the proceeds of the loan to capital expenditures necessary to increase the output of the Mine, among other purposes. The loan is required to be repaid in full by March 2017 through semi-annual payments scheduled to begin in March 2013. Interest accrues at a rate per annum that is the greater of (i) LIBOR plus 3.5% or (ii) 4%. Laurelton does have a security interest in certain of Koidu’s assets – specifically, rough diamonds that are extracted from the Mine. The mining assets of Koidu, including all equipment and all franchise rights in respect of the Mine, are subject to the security interest of a senior lender that is not affiliated with the Company. In the event of default by Koidu, apart from the security interest in rough diamonds extracted from the Mine at such point in time, Laurelton would be considered an unsecured creditor and would have no other rights and obligations superior to any other unsecured creditor.

Under the Purchase Agreement, Laurelton has agreed to purchase at fair market value all diamonds recovered from the Mine that meet Laurelton’s quality standards. The Company currently estimates that Laurelton will acquire approximately 60% of the total output from the Mine.

The Loan Agreement with Koidu is considered a variable interest. The actual activities and the resulting fair value of the Mine may affect the collectability of the loan and therefore the Loan Agreement absorbs variability.

The Purchase Agreement is not considered a variable interest because the diamond purchases are made at fair market value in accordance with the agreement. Therefore the agreement does not constitute a variable interest as it only creates, rather than absorbs variability.

The Company and its affiliates do not have management or Board representation at Koidu, its parent or any of its affiliates. Although Laurelton will provide a portion of the financing to Koidu, pursuant to the Loan Agreement, the Loan Agreement does not include any clauses or provisions that afford the Company or its affiliates the power or ability to direct the activities of Koidu. The management and Board of Koidu and its parent company are the persons that have the power to direct all of the activities that most significantly impact Koidu’s economic performance including (i) general operations of Koidu; (ii) mining operations; (iii) sale of diamonds extracted from the mine; and (iv) financing of the operations.

*****

United States Securities and Exchange Commission
May 4, 2012

Please direct any questions regarding these responses to the Commission’s comments to Henry Iglesias, Vice President – Controller, at (973) 254-7755 or Patrick McGuiness, Senior Vice President and Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, General Counsel & Secretary, at (212) 230-5320.

Sincerely,

/s/ Henry Iglesias

Henry Iglesias

Copy:

Michael J. Kowalski, Chairman and Chief Executive Officer
James N. Fernandez, Executive Vice President and Chief Operating Officer
Patrick F. McGuiness, Senior Vice President and Chief Financial Officer
Patrick B. Dorsey, Senior Vice President, Secretary and General Counsel